Orbital Tracking Corp.
990 N. California Blvd., 8th Floor
Walnut Creek, California 94596

February 10, 2015
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Gregory Dundas

Re:     Orbital Tracking Corp.
Amendment No. 1 to Current Report on Form 8-K Filed January 21, 2015

File No. 0-25097

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated January 30, 2015 (the "Comment Letter") relating to Amendment No. 1 to the Current Report on Form 8-K filed January 21, 2015 (the "Form 8-K") by Orbital Tracking Corp. (the “Company”).

Description of Current Business. page 3

1.	Please disclose the nature of your sources for the products you currently sell through your Amazon storefront.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

2.	Please tell us of any relationship preexisting the license agreement between the company and Global Telesat Group or their affiliates.

Response:

At the time of the contract purchases there was no preexisting relationship between the Company and Global Telesat Group or their respective affiliates.

3.
We note your response to our comment 3. Please revise to clarify how you intend to develop your own satellite tracking products, especially in light of your risk factor disclosure describing product development as a long, expensive process.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

Risk Factors, page 6

We may pursue strategic transactions in the future…page 7

4.
We note your response to our prior comment 8. Please tell us in your response why you believe that there is a material risk that you may engage in a transaction that would significantly change your business profile, particularly in light of the company's history of significant and frequent changes of business profile.

Response:

The Company does not believe that there is a material risk that it will engage in a transaction that will significantly change its business profile as it expects that it will be successful in its negotiations with Global Telesat Communications Limited (“GTCL”), a UK company in the same industry.  However, there is no guarantee that the negotiations will be successful and the Company has not entered into any definitive agreements with GTCL to date.  If the Company fails to enter into a transaction with GTCL, it may explore business opportunities that are not related to mobile satellite communications and thus change its business profile.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,
/s/ David Rector
David Rector